

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

December 11, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 10, 2020, The Nasdaq Stock Market LLC (the "Exchange") received from EdtechX Holdings Acquisition Corp. II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock, $0.0001 par value,
and one-half of one redeemable warrant

Shares of Class A Common Stock included as part of the units

Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

William Slattery